082-00913

J Sainsbury plc

09046521

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 June 2009

SEC Mail Processing
Section

JUL 06 2009

Washington, DC
110

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 25th June 2009.

Yours sincerely

SUPPL

pp

Hazel Jarvis
Deputy Secretary

Enc

JLW 7/13

25 June 2009

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 25 June 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 25 June 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 315.00 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	37	10	630,460
Darren Shapland	36	9	466,563
Person Discharging Managerial Responsibility			
Gwyn Burr	37	10	80,728
Tim Fallowfield	36	9	332,383
Angela Morrison	37	10	13,507
Neil Sachdev	37	9	48,396

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

25 June 2009

J Sainsbury plc

Purchase of ordinary shares of 28 4/7 pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 25 June 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 25 June 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 315.00 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	37	10	630,460
Darren Shapland	36	9	466,563
Person Discharging Managerial Responsibility			
Gwyn Burr	37	10	80,728
Tim Fallowfield	36	9	332,383
Angela Morrison	37	10	13,507
Neil Sachdev	37	9	48,396

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.